July 2, 2020

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Attention: Sergio Chinos, Esq.
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561

Re:
General Finance Corporation
Amendment No. 2 to Registration Statement on Form S-3

Filed June 8, 2020

File No. 333-227399
Ladies and Gentlemen:
General Finance Corporation, a Delaware corporation (“General Finance”), hereby respectfully requests acceleration of the effective date of Amendment No. 2 to its Registration Statement on Form S-3, as amended (File No. 333-227399), so that Amendment No. 2 may become effective at 5:00 p.m., Eastern Daylight Time, on July 7, 2020, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), General Finance hereby confirms that it is aware of its obligations under the Act.  In addition, General Finance acknowledges that:
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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve General Finance from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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General Finance may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (626) 204-6308 as soon as Amendment No. 2 to its Registration Statement on Form S-3, as amended, has been declared effective or if you have any other questions or concerns regarding this matter.
Very truly yours,
General Finance Corporation
By: /s/ Christopher A. Wilson
Christopher A. Wilson
General Counsel, Vice President & Secretary

39 East Union Street — Pasadena, California 91103 — 626.204.6308 — 626.795.8090 Facsimile